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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
            Toronto, ON   M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGE
            November 26, 2004.

ITEM 3.     NEWS RELEASE
            News release was issued by Kinross in Toronto on November 26, 2004 with respect to the material change and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Kinross announced that at a special meeting held on November 26, 2004 its shareholders had approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Kinross Gold Corporation held a special meeting of its shareholders on November 26, 2004 at which they approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation was changed to take place on Sunday, December 5, 2004 and the deconsolidation to follow immediately on Monday, December 6, 2004 at 12:01 am. This was to allow Kinross' common shares to begin trading under its new CUSIP number which was necessary to effect this transaction.

            Shareholders holding less than 100 pre-consolidation shares will receive a cash payment of Cdn$9.71 or US$8.19 per share (equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004). Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation/deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number.

            The Company decided to undertake this program to eliminate the large number of shareholders who hold less than 100 shares, representing approximately 41% of the total registered and beneficial holders or approximately 0.5% of the total outstanding common shares, which mainly resulted from previous business combinations. The effect of this proposal is to provide these shareholders with cash representing the

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            value of their holdings without incurring a commission cost.
            Non-Canadian shareholders may be subject to a withholding tax.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

ITEM 9.     DATE OF REPORT
            December 6, 2004.


                                                KINROSS GOLD CORPORATION

                                                PER:  /s/ Shelley Riley
                                                      --------------------------
                                                      Shelley Riley
                                                      Corporate Secretary